SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

06018494

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
November 2, 2006

Our contact
Marianne Bergström

BEST AVAILABLE COPY

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published November 2, 2006.

SUPPL

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
November 2, 2006	Press Release	Nine month Report, January-September 2006	law and by the listing agreement with Stockholm Stock Exchange
November 2, 2006	Press Release	Skanska chosen to develop hospital in Walsall – Skanska to invest approx. GBP 6 M, SEK 81 M. Design and build contract expected to amount to GBP 170 M, SEK 2.3 billion	law and by the listing agreement with Stockholm Stock Exchange

dw 11/16

Street Råsundavägen 2
Phone +46 8 753 88 00
Fax +46 8 755 12 56

Website www.skanska.com
Reg. office Solna
Corp. ID 556000-4615

Public Company (publ)

PRESS RELEASE

Nine Month Report, January–September 2006

Group highlights

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005
Revenue	90,842	88,599	31,928	32,199
of which revenue from divestments of properties in Commercial Development	*2,751*	*3,427*	*208*	*299*
Operating income	3,614	3,545	1,047	1,137
of which gains from divestments of properties in Commercial Development	*1,252*	*1,342*	*47*	*116*
of which income from discontinued operations	*-*	*226*	*-*	*17*
Income after financial items	3,767	3,695	1,091	1,219
Profit for the period	2,810	2,808	804	975
Earnings per share for the period, SEK	6.68	6.68	1.91	2.31
Capital employed, SEK bn	23.7	22.8		
Equity, SEK bn	18.5	18.5		
Interest-bearing net receivables (+)/net debt (-), SEK bn	10.1	7.7		
Return on capital employed, % [1]	23.5	18.3		
Return on equity, % [1]	21.1	17.3		
Operating cash flow before change in interest-bearing assets and liabilities	-1,077	-719	733	585
Order bookings, SEK bn [2]	99.9	86.7	28.6	38.5
Order backlog, SEK bn [2]	134.5	129.9		

1 Rolling 12 months
2 Refers to Construction

January–September 2006 compared to January–September 2005

- Revenue amounted to SEK 90.8 billion (88.6). In Construction, revenue rose by 3 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 3,614 M (3,545).
- During the period, commercial properties with a value of SEK 2,751 M (3,427) were divested, with gains amounting to SEK 1,252 M (1,342).
- Income after financial items amounted to SEK 3,767 M (3,695).
- Profit for the period amounted to SEK 2,810 M (2,808). Earnings per share thus amounted to SEK 6.68 (6.68).
- Interest-bearing net receivables amounted to SEK 10,109 M (7,693).
- Order bookings rose by 15 percent and amounted to SEK 99.9 billion (86.7). Adjusted for currency rate effects, order bookings rose by 13 percent.
- Order backlog totaled SEK 134.5 billion (129.9), equivalent to 14 (14) months of construction.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, telephone +46 8 753 88 01
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, telephone +46 8 753 88 74
Peter Gimbe, Press Officer, Skanska AB, telephone +46 8 753 88 38, cell +46 70 543 88 38

This and previous press releases can also be found at www.skanska.com.

Comments from Skanska's President and CEO Stuart Graham:

- Our initiatives to improve the margins in the Construction business stream are continuing to pay off, although order bookings are adversely affected to some extent by our selectivity. Skanska's units in Sweden, Norway, Poland and the United Kingdom are showing continued stable margins at good levels. U.S. units are continuing to improve their earnings, and it is especially satisfying to announce that California-based Yeager Skanska reported a profit in the third quarter.
- In Residential Development, we started construction of more residential units than in the year-earlier period. Sales in ongoing projects remains very high, which shows that we are developing attractive products in our respective markets. There are however signs that the market is cooling.
- In Commercial Development, after a period of many divestments, our focus is on starting new projects and on increasing the occupancy level.
- The Infrastructure Development business stream has again demonstrated our value creation, through divestment of our share in the Kings College Hospital project. Altogether, divestments during the report period have been made at prices 35 percent above the appraised market values at the end of 2005. The market value of our portfolio is estimated to have increased to SEK 5.9 bn, compared to 5.2 at the beginning of the year, despite the divestments we have made during the first nine months of the year.

Market outlook

Construction

The outlook for building construction is cautiously positive in Skanska's main markets, especially in the Nordic markets. In these markets, retailing remains among the stronger sectors.

The trend in the Nordic as well as the Central European civil construction markets remains positive, with expectations of a strong 2007. The outlook for U.S. civil construction remains positive, especially in the New York region.

Both building and civil construction are being affected by human resource shortages.

Residential Development

Residential construction remains at a high level in Finland and in Norway. The Danish market is showing clear signs of oversupply. In Sweden, residential construction is increasing slowly, but the government's proposal to eliminate the investment grant for residential rental properties is expected to have an adverse effect on growth. In the Czech Republic, the housing market is showing good demand, but due to greater supply it is taking longer to conclude sales agreements.

Commercial Development

Vacancy rates in modern properties in the Scandinavian and Central European office markets are slowly declining. In Scandinavia as well as Central Europe, there is continued good demand from the investor market for properties with efficient space in the right locations and with high occupancy rates. The yield requirements of property investors have continued to fall in all markets where Skanska carries out commercial development, leading to a very good market for divestments.

Infrastructure development

The volume of public-private partnership (PPP) projects in the U.K. is still large and the education sector is growing. A reduction is however expected in the number of large hospital projects entering the market. In Skanska's other European markets, the supply of projects is more limited. The new Swedish government has indicated a positive attitude toward PPP projects, which might mean that opportunities will also open in this market in the medium term. The pipeline of PPP opportunities in the U.S. is increasing, but the lead times are extended.

Order bookings and backlog in Construction, SEK bn



150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Net sales, rolling 12 month basis

Order bookings

Order bookings rose by 15 percent during the first nine months and amounted to SEK 99.9 billion (86.7). Adjusted for currency rate effects, order bookings rose by 13 percent.

During the third quarter of 2006, Skanska Sweden was commissioned to build Entré Malmö, a new central shopping, entertainment and recreation mall in Malmö. The contract amounts to some SEK 800 M. Skanska Norway secured an assignment to construct a new office building for the Norwegian Tax Administration, with a contract value of about SEK 420 M. Skanska's Czech unit signed a contract worth about SEK 420 M to upgrade a section of railroad for high-speed trains in Prague.

During the quarter, Skanska USA Building secured a construction management assignment to renovate one of the largest hotels in Atlanta. The contract amounts to about SEK 470 M. Skanska USA Civil secured a contract to expand a service and maintenance facility for trains in upstate New York. Skanska's share of the contract value totals about SEK 1.2 billion. Skanska USA Civil was also awarded an assignment to upgrade a water pollution control plant in Queens, New York for about SEK 1.4 billion and two contracts for the new Yankee Stadium to be built in the Bronx, New York. These assignments are for piling work as well as the steel framing for the project. The two contracts amount to a total of about SEK 607 M.

During the third quarter, financing was also put in place for a school project in the Midlothian region south of Edinburgh, Scotland, with the result that Skanska UK received a construction contract worth about SEK 530 M plus a long-term facilities management contract.

Order backlog

Order backlog rose by 4 percent and amounted to SEK 134.5 billion (129.9) at the end of September. Adjusted for currency rate effects, order backlog rose by 6 percent. Order backlog was equivalent to about 14 (14) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005
Revenue				
Construction	85,513	81,267	31,170	30,877
Residential Development	4,686	4,221	1,376	1,387
Commercial Development	3,005	3,967	276	417
Infrastructure Development	128	11	23	3
Central and eliminations	-2,490	-1,422	-917	-622
Discontinued operations	-	555	-	137
Skanska Group	**90,842**	**88,599**	**31,928**	**32,199**
Operating income				
Construction	2,380	1,759	1,018	970
Residential Development	512	456	162	179
Commercial Development[1]	1,166	1,529	27	138
Infrastructure Development	36	-76	26	-61
Central	-419	-301	-117	-79
Eliminations	-63	-48	-69	-27
Discontinued operations				
-earnings before interest and taxes	-	46	-	17
-gains from divestments	-	180	-	0
Operating income	**3,614**	**3,545**	**1,047**	**1,137**
Net interest	195	132	82	59
Change in fair value	-85	19	-37	12
Other net financial items	43	-1	-1	11
Net financial items	**153**	**150**	**44**	**82**
Income after financial items	**3,767**	**3,695**	**1,091**	**1,219**
Taxes	-957	-887	-287	-244
Profit for the period	**2,810**	**2,808**	**804**	**975**
Attributable to				
Equity holders	2,799	2,798	801	970
Minority interest	11	10	3	5
Earnings per share for the period	6.68	6.68	1.91	2.31

[1] Of which gains from divestments of commercial properties reported in Commercial Development	1,212	1,313	47	116
Eliminations	40	29	0	0

Revenue totaled SEK 90.8 billion (88.6). Adjusted for currency rate effects, revenue rose by 1 percent. Revenue of the Construction business stream rose by 3 percent in local currencies.

Operating income rose by 2 percent, amounting to SEK 3,614 M (3,545). Currency rate effects contributed positively to operating income in the amount of SEK 46 M. In the Construction business stream, operating income totaled SEK 2,380 M (1,759). The operating margin rose to 2.8 (2.2) percent. Skanska's Swedish, Norwegian and Polish operations continued to show very good earnings. The earnings of Swedish operations included SEK 55 M from the divestment of the landscaping subsidiary TMM Trädgård och Markmiljö. In Denmark, operating income included project loss impairments and restructuring expenses totaling about SEK 110 M, of which about SEK 60 M was attributable to the third quarter. Skanska's Czech unit took a charge in the third quarter for a fine of SEK 67 M related to an alleged case of anti-competitive practices in Slovakian operations. In the U.K., operating income for the nine month period included about SEK 80 M related to the financial close of the Barts and The London hospital project, which was signed in the second quarter. The comparative period included nonrecurring expenses of SEK 360 M related to Yeager Skanska, the California-based portion of Skanska USA Civil. The task of improving profitability at Yeager Skanska is paying off, and the unit showed a profit in the third quarter.

The International unit, which has previously been reported under Construction and Residential Development, has been transferred to Central. This unit has a few projects that will be completed, and no new projects will be started.

Residential Development increased its operating income by 12 percent to SEK 512 M (456). The operating margin in the business stream thus increased to 10.9 (10.8) percent. Operating income in the Commercial Development business stream totaled SEK 1,166 M (1,529). Gains from property divestments totaled SEK 1,252 M (1,342). As completed projects have been divested, the item "operating net" has declined and has now reached a level where operating net no longer fully covers development expenses for new projects. For ongoing projects that are divested, Skanska applies the percentage of completion principle of accounting. Included in gains from property divestments was SEK 95 M attributable to these projects. The operating income of the Infrastructure Development business stream rose to SEK 36 M (-76). Operating income included a positive effect of about SEK 50 M on earnings attributable to the financial close for the Barts and The London hospital project. Operating income also included gains of SEK 118 M from divestments of Skanska's holdings in projects. Of this, SEK 64 M was attributable to the divestment of Skanska's 33 percent holding in Kings College Hospital, Camberwell, U.K., which was carried out during the third quarter.

Operating income in the comparative period included a total of SEK 226 M for discontinued operations.

Capitalization of interest expenses in ongoing projects totaled SEK 27 M (13).

Income after financial items amounted to SEK 3,767 M (3,695). Taxes for the report period amounted to SEK -957 M (-887), equivalent to a tax rate of about 25 (24) percent. This year's comparatively low tax rate is explained, among other things, by a

beneficial country mix from a tax standpoint as well as a low tax burden on property divestments in the form of companies. Profit for the period amounted to SEK 2,810 M (2,808). Earning per share for the period amounted to SEK 6.68 (6.68).

Investments and divestments

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005
Investments	-5,916	-5,042	-1,999	-1,454
Divestments	6,577	7,643	1,398	1,395
Net investments[1]	661	2,601	-601	-59
[1] Of which strategic investments/divestments	104	244	98	53

In the Construction business stream, investments declined to SEK -1,351 M (-1,692). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing. Net investments in Construction totaled SEK -717 M (-833). In Residential Development, investments rose to SEK -3,355 M (-2,082). Net investments in this business stream were SEK -445 M (849). In Commercial Development, investments rose to SEK -987 M (-770). Divestments in the form of sale of completed properties and ongoing projects shrank to SEK 2,751 M (3,427). Net divestments in Commercial Development totaled SEK 1,764 M (2,657). Investments in Infrastructure Development amounted to SEK -205 M (-332) and divestments SEK 177 M (8). During the report period, Skanska divested part of its shareholding in Maputo harbor, Mozambique; its holding in the Bridgend prison in the U.K.; and during the third quarter its holding in Kings College Hospital as well.

The Group's total investments amounted to SEK -5,916 M (-5,042). Divestments totaled SEK 6,577 M (7,643), and the Group's net divestments amounted to SEK 661 M (2,601).

Operating cash flow and change in interest-bearing net debt/receivables

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005
Cash flow from business operations and net strategic investments by business stream				
Construction	1,734	-925	1,448	554
Residential Development	-573	1,191	-785	187
Commercial Development	1,639	2,840	-108	63
Infrastructure Development	60	-393	165	-58
Central and eliminations	-462	-307	103	161
Discontinued operations		40	-	10
Cash flow before taxes, financial operations and dividends	2,398	2,446	823	917
Taxes paid	-825	-1,420	22	-351
Net interest items and other financial items	80	-70	-113	17
Dividend etc.	-2,730	-1,675	1	2
Cash flow before change in interest-bearing assets and liabilities	-1,077	-719	733	585
Translation differences, net receivables/net debt	-216	101	-40	-19
IAS 19	451	-35	312	18
Reclassification, interest-bearing net receivables/net debt	-29	1,070	6	764
Interest-bearing liabilities acquired/divested	17	142	17	21
Other changes, interest-bearing net receivables/net debt	-148	-95	-51	-89
Change in interest-bearing net receivables/net debt	-1,002	464	977	1,280

Cash flow before taxes, financing activities and dividends amounted to SEK 2,398 M (2,446).

In Construction, cash flow during the first nine months of the year amounted to SEK 1,734 M (-925). The second quarter included a positive cash flow effect of about SEK 1 billion due to the financial close for the Barts and The London hospital project. The weaker cash flow in the year-earlier period was partly related to project loss impairments recognized in the U.K. and the U.S. during the fourth quarter of 2004. In Residential Development, cash flow declined to SEK -573 M (1,191), primarily as a consequence of increased investments in land for new development. Commercial Development reported a cash flow amounting to SEK 1,639 M (2,840). The decline was mainly an effect of lower divestment volume of projects and completed properties as well as increased investments in ongoing projects. In Infrastructure Development, cash flow from business operations totaled SEK 60 M (-393). During the report period, Skanska carried out three divestments of holdings in projects.

Taxes paid amounted to SEK -825 M (-1,420). During the comparative period, among other things Skanska made a supplementary tax payment of SEK 600 M related to the withdrawal of tax allocation reserves. Dividends and adjustments of minority interest amounted to SEK -2,730 M (-1,675). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -1,077 M (-719).

Financial position

During the report period, the Group's interest-bearing net cash surplus shrank by SEK 1,002 M, amounting to SEK 10.1 billion at the end of September (December 31, 2005: 11.1). Interest-bearing loans plus interest-bearing pensions totaled SEK 5.2 billion (December 31, 2005: 5.9). Of this amount, interest-bearing pensions and provisions totaled SEK 2.1 billion (December 31, 2005: 2.6).

At the end of the period, capital employed amounted to SEK 23.7 billion (December 31, 2005: 24.5).

The equity of the Group totaled SEK 18.5 billion (December 31, 2005: 18.6). The net debt/equity ratio amounted to -0.5 (December 31, 2005: -0.6) and the equity/assets ratio was 25.9 percent (December 31, 2005: 26.1).

Total assets in the consolidated balance sheet rose to SEK 71.7 billion (December 31, 2005: 71.3) despite negative currency rate effects of SEK 1.7 billion.

The carrying amount of current-asset properties totaled SEK 10.9 billion (December 31, 2005: 10.5), of which Commercial Development current-asset properties accounted for SEK 5.3 billion (December 31, 2005: 5.8). See the table on page 15.

Exchange rates for the most important currencies

	Average exchange rates		Exchange rates on the balance sheet date		
SEK	Jan-Sep 2006	Jan-Sep 2005	Sep 30 2006	Sep 30 2005	Dec 31 2005
U.S. dollar	7.47	7.30	7.32	7.74	7.94
British pound	13.57	13.45	13.69	13.67	13.67
Norwegian crown	1.17	1.14	1.13	1.19	1.17
Euro	9.29	9.22	9.27	9.33	9.39

Personnel

The average number of employees in the Group was 55,911 (53,786).

Accounting principles

This interim report has been prepared in accordance with IAS 34, "Interim financial reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2005.

Other matters

Alleged collusive anti-competitive practices

The main hearings in the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices have begun. According to plans, they will be completed in February 2007. The main hearing in the corresponding Finnish case will start on November 14, 2006.

Skanska's Czech unit took a charge in the third quarter for a fine of SEK 67 M related to an alleged case of anti-competitive practices in Slovakian operations.

Annual meeting 2007

The Annual Shareholders' Meeting will be held at 4:00 p.m. on April 3, 2007 at the Rival Hotel, Mariatorget, Stockholm, Sweden.

Financial reports about 2006

Skanska has stopped printing and distributing interim reports. Only the Annual Report is printed and distributed. The interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's next report related to 2006 will be published on the following date:

February 15, 2007 Year-end Report

Solna, November 2, 2006

STUART E. GRAHAM

President and CEO

Review Report

We have reviewed the interim report for Skanska AB (publ) for the period January 1 to September 30, 2006. Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden, RS, and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, November 2, 2006

KPMG Bohlins AB

Caj Nackstad

The Skanska Group

Summary income statement

TOTAL GROUP

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Revenue	90,842	88,599	31,928	32,199	126,910	124,667
Cost of sales	-82,336	-80,463	-29,216	-29,494	-115,275	-113,402
Gross income	**8,506**	**8,136**	**2,712**	**2,705**	**11,635**	**11,265**
Selling and administrative expenses	-5,136	-4,843	-1,793	-1,566	-6,979	-6,686
Income from divestments of discontinued operations	0	180	0	0	4	184
Income from joint ventures and associated companies	244	72	128	-2	409	237
Operating income	**3,614**	**3,545**	**1,047**	**1,137**	**5,069**	**5,000**
Financial income [1]	310	275	108	130	365	330
Financial expenses [1]	-157	-125	-64	-48	-242	-210
Income from associated companies [1]	0	0	0	0	0	0
Net financial items	**153**	**150**	**44**	**82**	**123**	**120**
Income after financial items	**3,767**	**3,695**	**1,091**	**1,219**	**5,192**	**5,120**
Taxes	-957	-887	-287	-244	-1,300	-1,230
Profit for the period	**2,810**	**2,808**	**804**	**975**	**3,892**	**3,890**
Attributable to:						
Equity holders	2,799	2,798	801	970	3,880	3,879
Minority interest	11	10	3	5	12	11
Key financial figures						
Earnings per share, SEK	6.68	6.68	1.91	2.31	9.27	9.27
Average number of shares [2]	418,701,017	418,553,072	418,701,017	418,553,072	418,701,017	418,553,072
Number of own shares	4,500,000	0	4,500,000	0	4,500,000	0
Depreciation, non-current assets	-840	-795	-286	-282	-1,118	-1,073
Impairment loss, goodwill	0	-96	0	-2	-12	-108
Return on capital employed, % [2]	23.5	18.3			0.0	23.3
Return on equity, % [2]	21.1	17.3			0.0	22.4
Average number of employees	55,911	53,786			0	53,806

1 of which

Interest income	261	236	105	98	333	308
Interest expenses	-66	-104	-23	-39	-99	-137
Net interest	195	132	82	59	234	171
Change in fair value	-85	19	-37	12	-85	19
Other net financial items	43	-1	-1	11	-26	-70
Net financial items	153	150	44	82	123	120

2 Rolling 12 months

Continuing operations

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Revenue	90,842	88,044	31,928	32,061	126,904	124,106
Cost of sales	-82,336	-80,029	-29,216	-29,391	-115,259	-112,952
Gross income	**8,506**	**8,015**	**2,712**	**2,670**	**11,645**	**11,154**
Selling and administrative expenses	-5,136	-4,768	-1,793	-1,548	-6,961	-6,593
Income from divestments of discontinued operations	0	0	0	0	0	0
Income from joint ventures and associated companies	244	72	128	-2	409	237
Operating income	**3,614**	**3,319**	**1,047**	**1,120**	**5,093**	**4,798**
Net financial items	153	175	44	93	123	145
Income after financial items	**3,767**	**3,494**	**1,091**	**1,213**	**5,216**	**4,943**
Taxes	-957	-872	-287	-240	-1,325	-1,240
Profit for the period	**2,810**	**2,622**	**804**	**973**	**3,891**	**3,703**
Earnings per share, SEK	6.68	6.24	1.91	2.31	9.26	8.82

Discontinued operations

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Revenue	-	555	-	138	6	561
Cost of sales	-	-434	-	-103	-16	-450
Gross income	-	**121**	-	**35**	**-10**	**111**
Selling and administrative expenses	-	-75	-	-18	-18	-93
Income from divestments of discontinued operations	-	180	-	0	4	184
Income from joint ventures and associated companies	-	0	-	0	0	0
Operating income	-	**226**	-	**17**	**-24**	**202**
Net financial items	-	-25	-	-11	0	-25
Income after financial items	-	**201**	-	**6**	**-24**	**177**
Taxes	-	-15	-	-4	25	10
Profit for the period	-	**186**	-	**2**	**1**	**187**
Earnings per share, SEK	-	0.44	-	0.00	0.01	0.45

SUMMARY CASH FLOW STATEMENT SEK M	Jan-Sep 2006	Jan-Sep 2005	[illegible] 2006	[illegible] 2005	Oct 2005- Sep 2006	Jan-Dec 2005
Cash flow from operating activities	2,466	1914	1007	976	7,259	6,707
Cash flow from investing activities	-2,079	-438	-355	-987	-1,964	-323
Cash flow from financing activities	-2,972	-2746	67	[illegible]	-2,972	-2,746
Cash flow for the period	**-2,585**	**-1270**	**719**	**-1172**	**2,323**	**3,638**

of which discontinued operations SEK M	Jan-Jun 2006	Jan-Jun 2005	Apr-Jun 2006	Apr-Jun 2005	Jul 2005- Jun 2006	Jan-Dec 2005
Cash flow from operating activities	-	-150	-	21	-14	-164
Cash flow from investing activities	-	220	[illegible]	13	223	443
Cash flow from financing activities	[illegible]	-123	[illegible]	16	78	201
Cash flow for the period	-	**193**	[illegible]	**8**	**287**	**480**

CHANGES IN EQUITY SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005- Sep 2006	Jan-Dec 2005
Opening balance	18,587	16,357	17,459	17,496	18,516	16,357
Attributable to equity holders						
Dividend	-2,721	-1,674	0	0	-2,721	-1,674
Translation differences	-417	1,047	6	13	-329	1,135
Effects of actuarial gains and losses on pensions, IAS 19	343	-34	227	11	-813	-1,190
Equity-settled share-based payments, IFRS 2	12	0	8	0	24	12
Effects of IAS 39 hedge accounting	-64	10	35	45	-22	52
Change, minority interest	-13	2	-2	2	-10	5
Profit for the period attributable to						
Equity holders	2,799	2,798	801	970	3,880	3,879
Minority	11	10	3	5	12	11
Closing balance	**18,537**	**18,516**	**18,537**	**18,516**	**18,537**	**18,587**

Group net investments

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
OPERATIONS - INVESTMENTS						
Intangible assets	-27	-17	-5	-8	-56	-46
Property, plant and equipment	-1,171	-1,183	-464	-360	-1,443	-1,455
Assets in Infrastructure Development operations	-204	-332	-57	-57	-348	-476
Shares and participations	0	0	0	0	-3	-3
Current-asset properties	-4,509	-3,462	-1,473	-1,028	-6,003	-4,956
of which Residential Development	*-3,369*	*-2,195*	*-1,134*	*-535*	*-4,355*	*-3,181*
of which Commercial Development	*-983*	*-768*	*-293*	*-250*	*-1,350*	*-1,135*
of which other commercial properties	*-157*	*-499*	*-46*	*-243*	*-298*	*-640*
Investments	**-5,911**	**-4,994**	**-1,999**	**-1,453**	**-7,853**	**-6,936**
OPERATIONS - DIVESTMENTS						
Intangible assets	2	4	-3	1	2	4
Property, plant and equipment	262	376	144	76	499	613
Assets in Infrastructure Development operations	176	8	97	0	203	35
Shares and participations	4	1	1	0	4	1
Current-asset properties	6,024	6,962	1,061	1,370	8,462	9,400
of which Residential Development	*3,113*	*3,075*	*866*	*936*	*4,188*	*4,150*
of which Commercial Development	*2,751*	*3,427*	*208*	*299*	*3,754*	*4,430*
of which other commercial properties	*160*	*460*	*-13*	*135*	*520*	*820*
Divestments	**6,468**	**7,351**	**1,300**	**1,447**	**9,170**	**10,053**
Net investments in operations	**557**	**2,357**	**-699**	**-6**	**1,317**	**3,117**
STRATEGIC INVESTMENTS						
Businesses	-5	-48	0	[illegible]	-7	-50
Shares and participations	0	0	0	0	0	0
Strategic investments	**-5**	**-48**	**0**	**-1**	**-7**	**-50**
STRATEGIC DIVESTMENTS						
Businesses	97	261	97	-52	373	537
Shares and participations	12	31	1	0	22	41
Strategic divestments	**109**	**292**	**98**	**-52**	**395**	**578**
Net strategic investments	**104**	**244**	**98**	**-53**	**388**	**528**
TOTAL NET INVESTMENTS	**661**	**2,601**	**-601**	**-59**	**1,705**	**3,645**
Depreciation, non-current assets	-840	-795	-286	-282	-1,118	-1,073

Consolidated operating cash flow statement

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Cash flow from business operations before change in working capital	2,470	2,299	962	1,182	3,484	3,313
Change in working capital	-899	-2,408	312	-423	1,965	456
Net investments in business operations	557	2,357	-699	-6	1,317	3,117
Cash flow adjustment, net investments	166	-46	150	217	155	-57
Taxes paid in business operations	-801	-1,440	-12	-346	-836	-1,475
Cash flow from business operations	**1,493**	**762**	**713**	**624**	**6,085**	**5,354**
Net interest items and other financial items	80	-70	-113	17	30	-120
Taxes paid in financing operations	-24	21	34	-5	-9	36
Cash flow from financing operations	**56**	**-49**	**-79**	**12**	**21**	**-84**
CASH FLOW FROM OPERATIONS	**1,549**	**713**	**634**	**636**	**6,106**	**5,270**
Net strategic investments	104	244	98	-53	388	528
Taxes paid on net strategic investments	0	-1	0	0	0	-1
Cash flow from net strategic investments	**104**	**243**	**98**	**-53**	**388**	**527**
Dividend etc.	-2,730	-1,675	1	2	-2,730	-1,675
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING ASSETS AND LIABILITIES	**-1,077**	**-719**	**733**	**585**	**3,764**	**4,122**
Change in interest-bearing assets and liabilities	-1,508	-551	-14	-1,757	-1,441	-484
CASH FLOW FOR THE PERIOD	**-2,585**	**-1,270**	**719**	**-1,172**	**2,323**	**3,638**
Cash and cash equivalents at the beginning of the period	13,678	8,868	10,152	9,087	8,662	8,868
Reclassification in cash and cash equivalents	0	-758	0	766	-7	751
Exchange rate differences in cash and cash equivalents	-204	306	18	-19	-89	421
Cash and cash equivalents at the end of the period	**10,889**	**8,662**	**10,889**	**8,662**	**10,889**	**13,678**
Change in interest-bearing net receivables/net debt	-1,002	464	977	1,280	2,416	3,882

Balance sheet

SEK M	Sep 30 2006	Sep 30 2005	Dec 31 2005
ASSETS			
Non-current assets			
Property, plant and equipment	5,390	5,406	5,243
Goodwill	4,057	4,158	4,154
Intangible assets	581	603	644
Investments in joint ventures and associated companies	1,860	1,613	1,834
Financial non-current assets [1,3]	2,420	1,172	1,236
Deferred tax assets	1,839	1,732	2,263
Total non-current assets	16,147	14,684	15,374
Current assets			
Current-asset properties [2]	10,857	10,710	10,482
Inventories	546	538	501
Financial current assets [3]	2,185	2,287	2,260
Tax assets	567	780	349
Gross amount due from customers for contract work	6,919	6,680	5,610
Trade and other receivables	23,589	24,606	22,985
Cash equivalents	4,269	2,558	3,095
Cash	6,620	6,104	10,583
Assets classified as held for sale	0	679	72
Total current assets	55,552	54,940	55,937
TOTAL ASSETS	71,699	69,624	71,311
of which interest-bearing non-current assets	*2,315*	*1,061*	*1,070*
of which interest-bearing assets held for sale	*0*		*2*
of which other interest-bearing current assets	*12,978*	*10,918*	*15,903*
Total interest-bearing assets	*15,293*	*11,985*	*16,975*
EQUITY			
Equity attributable to equity holders	18,406	18,387	18,454
Minority interest	131	129	133
Total equity	18,537	18,516	18,587
LIABILITIES			
Non-current liabilities			
Financial non-current liabilities [3]	2,397	2,617	2,424
Pensions	1,994	1,026	2,407
Deferred tax liabilities	2,716	2,690	2,831
Non-current provisions	146	125	143
Total non-current liabilities	7,253	6,458	7,805
Current liabilities			
Financial current liabilities [3]	763	777	1,080
Tax liabilities	736	878	595
Current provisions	3,106	2,597	3,200
Gross amount due to customers for contract work	12,929	11,883	11,782
Trade and other payables	28,375	28,235	28,220
Liabilities classified as held for sale	0	280	42
Total current liabilities	45,909	44,650	44,919
TOTAL EQUITY AND LIABILITIES	71,699	69,624	71,311
of which interest-bearing financial liabilities	*3,044*	*3,124*	*3,286*
of which interest-bearing pensions and provisions	*2,140*	*1,151*	*2,570*
of which interest-bearing liabilities held for sale	*0*	*17*	*8*
Total interest-bearing liabilities	*5,184*	*4,292*	*5,864*
Key financial figures			
Capital employed, closing balance	23,721	22,808	24,451
Capital employed, average	23,024	22,614	22,850
Equity/assets ratio, %	25.9	26.6	26.1
Interest-bearing net receivables (+)/net debt (-), SEK m	10,109	7,693	11,111
Debt/equity ratio	-0.5	-0.4	-0.6

1 of which shares	97	92	59
2 Current-asset properties			
Commercial Development	5,270	6,125	5,804
Other commercial properties	976	1,480	1,396
Residential Development	4,611	3,105	3,282
	10,857	10,710	10,482

3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included with the following amounts:

Financial non-current assets	7	19	107
Financial current assets	95	30	35
Financial non-current liabilities	4	29	22
Financial current liabilities	112	240	196

Note Contingent liabilities

Contingent liabilities amounted to SEK 8.0 billion on September 30, 2006 (Dec 31, 2005: 9.1). During the period the liabilities decreased by SEK 1.1 billion.

Regarding tax cases, court and arbitration proceedings, major ongoing legal proceedings were described in Note 34 in the Annual Report of 2005. Skanska was fined SEK 67 M in Slovakia for an alleged price fixing agreement related to bidding for a road project.

Business streams

Construction

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Revenue	85,513	81,267	31,170	30,877	118,724	114,478
Gross income	6,508	5,597	2,496	2,268	9,064	8,153
Selling and administrative expenses	-4,172	-3,865	-1,499	-1,306	-5,647	-5,340
Income from joint ventures and associated companies	44	27	21	8	64	47
Operating income	2,380	1,759	1,018	970	3,481	2,860
Investments	-1,351	-1,692	-507	-590	-1,786	-2,127
Divestments	634	859	300	209	1,220	1,445
Net investments	-717	-833	-207	-381	-566	-682
Cash flow from operations before investments and change in working capital	3,129	2,561	1,189	1,212	4,385	3,817
Change in working capital	-707	-2,641	482	-263	2,376	442
Net investments in operations	-812	-843	-296	-380	-668	-699
Cash flow adjustment, net investments	29	-12	-16	-14	17	-24
Operating cash flow from business operations[1]	1,639	-935	1,359	555	6,110	3,536
Strategic net investments	95	10	89	-1	103	18
Cash flow	1,734	-925	1,448	554	6,213	3,554
Gross margin, %	7.6	6.9	8.0	7.3	7.6	7.1
Selling and administrative expenses, %	-4.9	-4.8	-4.8	-4.2	-4.8	-4.7
Operating margin %	2.8	2.2	3.3	3.1	2.9	2.5
Capital employed, SEK bn	2.2	5.0				3.2
Return on capital employed (RoCE), % [2]	123.6	41.1				64.5
Order bookings, SEK bn	99.9	86.7	28.6	36.5	129.0	115.8
Order backlog, SEK bn	134.5	129.9				127.9
Employees	53,959	50,546				51,185

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Residential Development

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Revenue	4,686	4,221	1,376	1,387	6,348	5,883
Gross income	791	691	260	252	1,017	917
Selling and administrative expenses	-312	-233	-103	-71	-388	-309
Income from joint ventures and associated companies	33	-2	5	-2	52	17
Operating income	512	456	162	179	681	625
Investments	-3,355	-2,082	-1,240	-492	-4,289	-3,016
Divestments	2,910	2,931	857	879	3,902	3,923
Net investments	-445	849	-383	387	-387	907
Cash flow from operations before investments and change in working capital	-148	-122	-67	58	-182	-156
Change in working capital	-98	481	-485	-380	-210	369
Net investments in operations	-446	849	-384	387	-386	909
Cash flow adjustment, net investments	119	-17	151	122	163	27
Operating cash flow from business operations[1]	-573	1,191	-785	187	-615	1,149
Strategic net investments	0	0	0	0	-2	-2
Cash flow	-573	1,191	-785	187	-617	1,147
Operating margin, %	10.9	10.8	11.8	12.9	10.7	10.6
Capital employed, SEK bn	3.7	2.3				2.4
Return on capital employed (RoCE), %[2]	24.9	24.8				25.6
Employees	458	443				430

1 Before taxes, financing operations and dividends
2 Rolling 12 months

Commercial Development

SEK M	Jan-Sep 2006	Jan-Sep 2005	2006	2005	2005- Sep 2006	Jan-Dec 2005
Revenue	3,005	3,967	276	417	4,113	5,075
Gross income	1,330	1,684	76	187	1,609	1,963
Selling and administrative expenses	-166	-159	-51	-52	-235	-228
Income from joint ventures and associated companies	2	4	2	3	3	5
Operating income	1,166	1,529	27	138	1,377	1,740
of which gain from divestments of properties [1]	1,212	1,313	47	116	1,450	1,551
of which operating net, completed properties [2]	89	313	21	39	126	350
~~of which write-downs/reversal of write-downs~~	0	0	0	0	0	0
			0	0		
Investments	-987	-770	-297	-250	-1,355	-1,138
Divestments	2,751	3,427	208	299	3,754	4,430
Net investments	1,764	2,657	-89	49	2,399	3,292
Cash flow from operations before investments and change in working capital	-43	213	-19	21	-84	172
Change in working capital	-101	-12	-16	-115	100	189
Net investments in operations	1,765	2,657	-88	49	2,400	3,292
Cash flow adjustment, net investments	18	-18	15	108	-24	-60
Operating cash flow from business operations [3]	1,639	2,840	-108	63	2,392	3,593
Strategic investments	0	0	0	0	0	0
Cash flow	1,639	2,840	-108	63	2,392	3,593
Capital employed, SEK bn	5.9	6.9				6.0
Return on capital employed (RoCE), % [4]	23.3	22.2				25.1
Employees	131	126				125
1 Additional gain included in eliminations was	40	29	0	0	86	75

2 After selling and administrative expenses

3 Before taxes, financing operations and dividends

4 Rolling 12 months

Infrastructure Development

SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Revenue	128	11	23	3	170	53
Gross income	14	-39	-18	-18	6	-47
Selling and administrative expenses	-128	-74	-48	-28	-177	-123
Income from joint ventures and associated companies	150	37	92	-15	274	161
Operating income	36	-76	26	-61	103	-9
of which gains from divestments of shares in projects [1]	118	0	80	0	118	0
	0					
Investments	-205	-332	-57	-57	-349	-476
Divestments	177	8	98	0	204	35
Net investments	-28	-324	41	-57	-145	-441
Cash flow from operations before investments and change in working capital	-53	-91	-50	41	-92	-130
Change in working capital	141	22	174	40	49	-70
Net investments in operations	-28	-324	41	-57	-145	-441
~~Cash flow adjustment, net investments~~	0	0	0	0	0	0
Operating cash flow from business operations [2]	60	-393	165	-58	-188	-641
Strategic investments	0	0	0	0	0	0
Cash flow	60	-393	165	-58	-188	-641
Capital employed, SEK bn	2.4	2.2				2.5
Return on capital employed (RoCE), % [3]	4.8	-1.6				-0.1
Employees	110	60				66
~~1 Additional gain included in eliminations was~~	7	0	7	0	7	0

2 Before taxes, financing operations and dividends

3 Rolling 12 months

At the end of the report period, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.5 billion (2.2). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 1.0 billion (0.8), with a present value of about SEK 0.6 billion (0.4). At the end of 2005, an appraisal of the project portfolio was carried out. External specialists scrutinized the appraisal of projects equivalent to 75 percent of the value of the portfolio and concluded that the market value of the projects at Group level exceeded their carrying amount by about SEK 2.7 billion after subtracting the present value of remaining investment obligations. The divestments of holdings in projects that were made during the period has resulted in the realization of development gains amounting to SEK 118 M. The divestments were made at prices averaging 35 percent above the market values assigned at year-end 2005. Based on the 2005 appraisal of the project portfolio, the value has been adjusted for new projects, divestments, currency translation differences and time value. After these adjustments, value amounted to SEK 5.9 bn (December 31, 2005: 5.2), with an appraisal date of September 30, 2006. After subtracting the present value of remaining investments and the carrying value of investments, Skanska's unrealized development gain on the Group level thus amounted to about SEK 3.2 bn (December 31, 2005: 2.7). Included in the amount are also accumulated Group eliminations of internal project gains amounting to SEK 0.4 bn (0.3). These eliminations are reversed as each respective project is divested.

Unrealized development gain in Infrastructure development

SEK bn	Sep 30 2006	Dec 31 2005
Net present value of cash flow from projects	5.9	5.2
Carrying value	-2.5	-2.4
Net present value of remaining investments	-0.6	-0.4
Unrealized development gain Skanska ID	**2.9**	**2.4**
Group eliminations	0.4	0.3
Unrealized development gain, Group	**3.2**	**2.7**

In calculating these values, no adjustment has been made in underlying yield requirements, other than in the planned straight-line reduction of the risk premium during construction and ramp-up. The weighted average yield requirement amounted to 13.1 percent (December 31, 2005: 13.7).

During the fourth quarter, Skanska will carry out an appraisal of the portfolio for 2006. This process will include an update of financial models and a review of the yield requirements applied. An external examination will be carried out in conjunction with the annual financial statements, and the final results will be published in conjunction with the Year-end Report for 2006.

Construction, by business/reporting unit

	Revenue					
SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Sweden	17,333	15,925	6,067	5,805	23,549	22,141
Norway	7,983	7,803	2,570	2,490	10,682	10,502
Denmark	2,706	2,975	970	1,002	4,116	4,385
Finland	5,837	5,931	2,213	2,415	8,272	8,366
Poland	4,764	3,272	2,686	1,760	6,574	5,082
Czech Republic	7,493	7,237	3,141	3,040	10,559	10,303
UK	8,823	7,053	3,069	2,813	12,531	10,761
USA Building	20,989	21,823	6,818	8,204	29,110	29,944
USA Civil	6,912	6,709	2,722	2,683	9,618	9,415
Latin America	2,673	2,539	915	865	3,713	3,579
Total	**85,513**	**81,267**	**31,170**	**30,877**	**118,724**	**114,478**

	Operating income						Operating margin, %					
SEK M	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Sweden	735	537	312	225	1,085	887	4.2	3.4	5.1	3.9	4.6	4.0
Norway	321	323	123	176	423	425	4.0	4.1	4.8	7.1	4.0	4.0
Denmark	-51	61	-38	19	-62	50	-1.9	2.1	-3.9	1.9	-1.5	1.1
Finland	98	141	44	83	179	222	1.7	2.4	2.0	3.4	2.2	2.7
Poland	198	29	171	52	315	146	4.2	0.9	6.4	3.0	4.8	2.9
Czech Republic	246	354	112	157	358	466	3.3	4.9	3.6	5.2	3.4	4.5
UK	349	234	85	88	485	370	4.0	3.3	2.8	3.4	3.9	3.4
USA Building	170	161	63	61	248	239	0.8	0.7	0.9	0.7	0.9	0.8
USA Civil	209	177	95	63	287	99	3.0	-2.6	3.5	2.3	3.0	-1.1
Latin America	105	96	51	46	163	154	3.9	3.8	5.6	5.3	4.4	4.3
Total	**2,380**	**1,759**	**1,018**	**970**	**3,481**	**2,860**	**2.8**	**2.2**	**3.3**	**3.1**	**2.9**	**2.5**

	Order backlog			Order bookings					
SEK M	Sep 30 2006	Sep 30 2005	Dec 31 2005	Jan-Sep 2006	Jan-Sep 2005	Jul-Sep 2006	Jul-Sep 2005	Oct 2005-Sep 2006	Jan-Dec 2005
Sweden	18,278	17,073	16,004	19,876	17,349	6,395	7,089	24,114	22,087
Norway	8,431	8,689	8,631	8,160	8,611	2,907	4,304	10,902	11,353
Denmark	2,432	2,394	2,172	2,993	2,761	608	826	4,134	3,902
Finland	7,175	5,152	5,879	7,137	6,028	2,567	1,779	10,191	9,082
Poland	6,598	8,110	7,148	4,429	6,999	1,714	5,046	5,055	7,625
Czech Republic	14,019	12,992	12,493	8,884	6,306	2,903	2,186	11,145	8,567
UK	29,421	16,027	17,412	20,709	8,717	2,144	3,136	25,807	13,815
USA Building	26,463	36,575	36,663	16,871	15,965	4,668	6,010	24,064	23,158
USA Civil	18,307	19,471	18,381	8,296	11,708	4,220	5,730	9,767	13,179
Latin America	3,355	3,387	3,138	3,046	2,276	453	423	3,850	3,080
Total	**134,479**	**129,873**	**127,946**	**99,901**	**86,720**	**28,877**	**30,628**	**129,029**	**115,848**

Residential Development, by business/reporting unit

SEK M	Revenue Jan-Sep 2006	Revenue Jan-Sep 2005	Revenue Jul-Sep 2006	Revenue Jul-Sep 2005	Revenue Oct 2005-Sep 2006	Revenue Jan-Dec 2005	Operating income[1] Jan-Sep 2006	Operating income[1] Jan-Sep 2005	Operating income[1] Jul-Sep 2006	Operating income[1] Jul-Sep 2005	Operating income[1] Oct 2005-Sep 2006	Operating income[1] Jan-Dec 2005
Sweden	1,903	1,636	570	545	2,661	2,394	193	121	73	48	268	196
Norway	1,087	1,020	294	346	1,410	1,343	106	96	30	35	142	132
Denmark	229	-	91	-	229	-	21	-	12	-	21	-
Finland	1,147	1,164	306	332	1,599	1,616	145	148	33	63	192	195
Poland	-	71	-	26	43	114	-	6	-	6	10	16
Czech Republic	320	330	115	138	406	416	47	85	14	27	48	86
Total	**4,686**	**4,221**	**1,376**	**1,387**	**6,348**	**5,883**	**512**	**456**	**162**	**179**	**681**	**625**

SEK M	Operating margin, %[1] Jan-Sep 2006	Operating margin, %[1] Jan-Sep 2005	Operating margin, %[1] Jul-Sep 2006	Operating margin, %[1] Jul-Sep 2005	Operating margin, %[1] Oct 2005-Sep 2006	Operating margin, %[1] Jan-Dec 2005	Return on capital employed[2] Oct 2005-Sep 2006	Return on capital employed[2] Oct 2004-Sep 2005	Return on capital employed[2] Jan-Dec 2005
Sweden	10.1	7.4	12.8	8.8	10.1	8.2	>100	52.7	>100
Norway	9.8	9.4	10.2	10.1	10.1	9.8	11.6	11.2	12.0
Denmark	9.2	-	13.2	-	9.2	-	7.3	-	-
Finland	12.6	12.7	10.8	19.0	12.0	12.1	21.1	29.5	27.5
Poland		8.5		23.1	23.3	14.0	54.0	5.0	21.5
Czech Republic	14.7	25.8	12.2	19.6	11.8	20.7	16.2	46.4	31.8
Total	**10.9**	**10.8**	**11.8**	**12.9**	**10.7**	**10.6**	**24.8**	**24.8**	**25.6**

1 Development profit only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of the report period, there were 6,257 (4,434) residential units under construction. Of these, 82 (76) percent were sold. The number of completed unsold residential units totaled 111 (196). During the first nine months of the year, construction started on 3,591 (2,994) units. In the Nordic countries, the number of residential units started was 3,294 (2,806), while in other markets they totaled 297 (188). The number of residential units sold during the period was 3,149 (3,336). In the Nordic countries, the number of units sold totaled 2,641 (3,005), while sales of residential units in other markets rose to 508 (331).

The carrying amount of current-asset properties in Residential Development totaled SEK 4.6 billion (December 31, 2005: 3.3). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 3.8 billion. This was equivalent to building rights for about 17,500 residential units. There were also about 2,800 building rights in associated companies.

Breakdown of carrying amount, current-asset properties, September 30, 2006

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	179	2,515	76	2,770
Ongoing projects	677	1,059	39	1,775
Land bank	3,755	1,696	861	6,312
Total	**4,611**	**5,270**	**976**	**10,857**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value Dec 31, 2005	Occupancy rate, %
Completed properties	2,515	2,515	3,314	72
Ongoing projects	1,059	2,633	3,392	48
Subtotal	**3,574**	**5,148**	**6,706**	
Land bank	1,696	1,696		
Total	**5,270**	**6,844**		

Commercial Development has 13 projects underway, 11 of them in the Nordic countries. Ongoing projects represent leasable space of about 148,000 sq. m (1,593,000 sq. ft.) and were 48 percent pre-leased, measured in rent. Including the three ongoing projects that were sold during construction, leasable space totals 163,000 sq. m (1,755,000 sq. ft.) of which a total of 55 percent was pre-leased. At the end of the report period, the carrying amount of ongoing projects was SEK 1.1 billion (December 31, 2005: 0.4). Their carrying amount upon completion is expected to total SEK 2.6 billion, with an estimated market value of SEK 3.4 billion. The degree of completion in ongoing projects was about 41 per cent.

The carrying amount of Skanska's portfolio of completed properties amounted to SEK 2.5 billion (December 31, 2005: 3.4), with an estimated market value, based on an appraisal dated December 2005, of about SEK 3.3 billion (December 31, 2005: 4.8). The occupancy rate, measured in rent, amounted to 72 percent.

The carrying amount of Skanska's undeveloped land and development properties ("land bank") totaled about SEK 1.7 billion (December 31, 2005: 2.0).

Accumulated eliminations of internal project gains amounted to SEK 76 M (151) at the end of the report period. These eliminations are reversed as each respective project is divested.

File Number 82-34932

Press Release

November 2, 2006

Skanska chosen to develop hospital in Walsall
– Skanska to invest approximately GBP 6 M, SEK 81 M.
Design and build contract expected to amount to GBP 170 M, SEK 2.3 billion

Skanska and Innisfree have been selected preferred-bidder to develop Manor Hospital in Walsall for the Walsall Hospitals NHS Trust. The Skanska consortium will be responsible for design, construction, financing and operation of the hospital facilities for a period of 33 years, calculated from the completion date.

Skanska Infrastructure Development and Innisfree are responsible for the development and management of the project. Skanska's investment amounts to GBP 6 M, or approximately SEK 81 M. The value of the design-build contract, to be executed by Skanska UK, is expected to amount to approximately GBP 170 M, or about SEK 2.3 billion.

In the next phase negotiations will be concluded and financing for the project arranged. Thereafter, the construction contract will be signed and included in Skanska UK's order bookings.

Skanska Infrastructure Development is a leader in the global Public Private Partnerships (PPP) market. The business unit invests in, develops and operates roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

For further information please contact:

Alan Gillman, Executive Vice President, Skanska ID,
tel +44 20 7429 4200
Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

More information about Skanska's activities within the Public-Private Partnerships segment can be found at: www.skanska.com/id

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.